

Mail Stop 3561

September 1, 2009

Ms. Kelli Turner
 Chief Financial Officer
MARTHA STEWART LIVING OMNIMEDIA, INC.
11 West 42nd Street
New York, New York 10036

      Re: **Martha Stewart Living Omnimedia, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 16, 2009
              File No. 1-15395

Dear Ms. Turner:

      We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K (Fiscal Year Ended December 31, 2008)

Item 1A. Risk Factors, page 12

1.   We note your disclosure in the last full sentence of the first paragraph of this section that "the following factors, among others, could adversely affect our operations." All material risks should be discussed in this section. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks.

We operate in four highly competitive businesses, page 20

2.   Please confirm that in future filings you will remove cross-references under this risk factor and instead include disclosure for the risks faced by you with respect to competitive pressures and uncertainties in each of your four businesses. Refer to Item 503(c) of Regulation S-K.

Management's Discussion and Analysis, page 26

Results of Operations: Comparison for the Year Ended December 31, 2008…2007, page 29

Publishing Segment

3.   Refer to the discussion paragraph of your publishing segment operating costs and expenses. In future filings, please expand the last sentence to describe the nature of the change in allocation policy with respect to depreciation and amortization expense, and its impact to the results of operations. Also, please tell us the nature of such change, the reasons for the change, and the dollar impact of the change by segment.

Financial Statements

Balance Sheets, page F-4

4.   In future filings, please separately present the amount of goodwill on the face of the balance sheet. Your current balance sheet disclosure combines goodwill and other intangible assets. Similarly, the goodwill impairment loss should be separately presented in the statement of operations. See paragraph 43 of SFAS No. 142.

Note 2. Summary of Significant Accounting Policies, page F-7

5.   Refer to the discussion of licensing-based revenues on page F-8. You state that any minimum guarantees are generally earned evenly over the fiscal year. However, the Kmart revenues are recorded based upon actual retail sales until the last period of the year, when you recognize a substantial majority of the true-up between the minimum royalty amount and royalties based upon actual sales. As it appears that the minimum royalty payments have significantly exceeded actual sales in recent fiscal years, it also appears that a very significant portion of the annual minimum royalty is normally recognized in your fourth quarter. If our understanding is correct, please explain the basis for your current methodology. In addition, for each fiscal quarter of the most recent three fiscal years, please indicate the amount of revenue actually recognized under this contract, and the amount that would have been recognized had the minimum guaranty been recognized evenly over the fiscal year.

Other

6.   We note the subsequent cumulative impairment charge of $12 million pertaining to the write-down of a certain cost-based investment, as disclosed in your Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. In future filings, please identify in MD&A and in the financial statement notes which of your cost-based investment(s) these impairment charges pertain. In addition, disclose the aggregate carrying value of all cost-method investments as of each balance sheet date.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18
Analysis of Elements of Total Compensation; Base Salaries, page 20

7.   We note your disclosure that you "seek to keep base salaries competitive with peer companies in the New York metropolitan region." Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Bonuses, page 20

8.   In future filings, please revise to disclose in your Compensation Discussion and Analysis all performance targets for your named executive officers, including the adjusted EBITDA targets tied to your overall bonus pool. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to

Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Julie Rizzo, Staff Attorney, at (202) 551-3574, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief